Exhibit 99.(a)(1)(F)

CALIFORNIA FIRST LEASING CORPORATION COMMENCES TENDER OFFER FOR UP TO 375,000 SHARES

NEWPORT BEACH, CALIFORNIA, November 15, 2022 -- California First Leasing Corporation (the “Company” or “CalFirst Leasing”, OTCQX: CFNB) today announced the commencement of a tender offer, approved by its Board of Directors, to repurchase up to 375,000 shares of its common stock, or approximately 3.6% of its outstanding shares. CalFirst Leasing shareholders will be given the opportunity to tender part or all of their shares to the Company at a price of $16.00 per share. On November 14, 2022, the last trading day before the offer commenced, the reported last sale price of the common stock was $16.26 per share. The tender offer commenced today and is expected to expire, unless extended, at 5:00 p.m, New York City time, on December 15, 2022.

Patrick Paddon, Chief Executive Officer, noted, “The tender offer represents a mechanism for shareholders (particularly those who, because of the size of their position, might not be able to sell their shares within the limited trading volume for our common stock) to tender all or a portion of their shares and receive a return of some or all of their investment if they so elect. The tender offer also provides shareholders an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Accordingly, a repurchase of shares of common stock represents a prudent use of our available cash and an effective means to provide value to shareholders.”

Tenders of the Company’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. All shares accepted in the tender offer will be purchased at the same price of $16.00 per share. If the total number of shares tendered exceeds the number of shares the Company has offered to repurchase, the Company will repurchase shares from shareholders on a pro rata basis (subject to priority for odd lot holders). Subject to certain limitations and legal requirements, in the event that more than 375,000 shares are tendered pursuant to the offer, the Company reserves the right to purchase up to an additional 2% of our outstanding common stock, or additional 205,683 shares, without extending the offer.

Neither CalFirst Leasing, its Board of Directors, the depositary or the information agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. The information agent for the tender offer is Georgeson LLC and the depositary is Computershare Trust Company, N.A.

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of CalFirst Lease common stock. The solicitation of offers to buy shares of CalFirst Lease common stock will only be made pursuant to the offer to purchase dated November 15, 2022 (as may be amended or supplemented), the related letter of transmittal, and other related documents that CalFirst Lease is sending to its shareholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be distributed by CalFirst Lease to its shareholders at no expense to them. In addition, all of the materials (and other tender offer documents filed with the Securities and Exchange Commission (the “SEC”) will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.

California First Leasing Corporation registered as an internally managed non-diversified closed-end investment company under the Investment Company Act of 1940, as amended, in February 2022. The Company continues its lease business while using equity investments to maximize current income and generate capital appreciation.

This press release contains forward-looking statements, such as references to commencement, expiration and completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risk and uncertainties and are not guarantees of future performance. Results may differ due to various factors, such as the possibility that shareholders may not tender their shares in the tender offer, or the possibility that other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the SEC, including our Schedule TO and the documents referred to therein.

The statements presented in this press release speak only as of the date of the release. Except as otherwise required by applicable law, the Company does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.

5000 Birch Street, Suite 500, Newport Beach, California 92660

Phone: 800-496-4640 949-255-0500 www.calfirstlease.com